EXHIBIT 3

PL Capital, LLC
20 EAST JEFFERSON AVENUE SUITE 22 NAPERVILLE, ILLINOIS 60540 TEL: (630) 848-1340 FAX: (630) 848-1342	466 SOUTHERN BOULEVARD ADAMS BUILDING CHATHAM, NJ 07928 TEL: (973) 360-1666 FAX: (973) 360-1720

December 1, 2009

via email, facsimile and mail

Board of Directors
HF Financial Corp.
225 South Main Avenue
Sioux Falls, SD  57104

Dear Directors:

The PL Capital Group is the second largest shareholder of HF Financial Corp. (the Company), holding approximately 7.1% of the currently outstanding shares (apparently, the largest shareholder is now Sandler O’Neill Asset Management, an affiliate of the Company’s underwriter for the recent offering, which recently filed a Schedule 13d reporting ownership of 9.86% of the Company, all acquired at $8.00 per share in the offering).

We are writing to express our deep concern that the Company’s Board of Directors (the Board) approved the recent capital transaction in which the Company increased its outstanding shares by more than 70%, at a net offering price equal to 45% of its tangible book value (TBV) per share (2.875 million shares issued for net proceeds of $20.744 million which equals $7.22 per issued share as compared to the pre-offering TBV per share of $16.20).

We believe the transaction is so dilutive to existing shareholders that the Board should have never approved it, and now that the offering is completed we see no viable way for the Company to offset it in any reasonable time frame, as discussed in more detail below.  In our opinion, you must not have understood the massively dilutive impact on existing shareholders, because if you did, we do not believe that you would have approved it.  Furthermore, to our knowledge this capital raise was completely discretionary, and not necessary to meet any regulatory capital mandates, pending net losses or other issues.  It was also done against our repeated advice to CEO Curt Hage over the past few weeks and months.

Indeed, in our opinion, the capital raise was an unnecessary destruction of shareholder value, and the Board breached its fiduciary duty to shareholders when it approved the transaction, for the reasons discussed in more detail below.

The Board Inexplicably Allowed the Stock to be Sold at the Lowest Historical Valuation Ever

We simply do not understand the Board’s willingness to sell stock at 45% of tangible book value and approximately 5x earnings (FY 2009 EPS was $1.61 and the first quarter adjusted earnings run rate annualized is $1.64).  45% of TBV per share is the lowest valuation that the Company’s stock has ever traded for, including the initial conversion in April 1992 (see the attached chart of the historical stock price compared to tangible book value, from April 8, 1992 to the present).  Mutual to stock conversion transactions are not being priced at those valuations, even in this market, let alone a well established franchise with solid earnings and minimal credit and capital issues.  In our opinion, the Company and its shareholders would have both been better off if the Company had retained the preferred stock issued under the TARP program instead of doing this capital raise at that price.

In Our View the Board Breached its Fiduciary Duty to Shareholders by Inexplicably Issuing Stock at $8.00 Per Share ($7.22 of net proceeds); Effectively Re-Issuing Treasury Stock that Took 14 Years to Acquire at an Average Cost of $14.82 per Share;  This Cost the Company and its Shareholders $20 Million or More

We are stunned by the Board’s willingness to issue 2.875 million shares at $8.00 per share ($7.22 of net proceeds), effectively re-issuing the 2.083 million shares of treasury stock which were patiently acquired over the past 14 years at an average cost of $14.82.  The net direct after tax cost of acquiring and then re-issuing these treasury shares is $16 million (2.083 million treasury shares acquired at $14.82 average cost per share, reissued for net proceeds of $7.22 per share).  If a reasonable amount of foregone earnings is added to the cost of acquiring the treasury stock, the cost to the Company and its shareholders easily exceeds $20 million.  All that said, if the capital raise was done out of necessity, we would understand it.  However, to our understanding this was a completely discretionary capital raise, and therefore inexplicable and indefensible as far as we are concerned.  Indeed, in our opinion, the capital raise was an unnecessary destruction of shareholder value, and the Board breached its fiduciary duty to shareholders when it approved the transaction.

We Reject Management’s View That the Dilution Can Be Earned Back in any Reasonable Time Frame

Management has attempted to justify the capital raise dilution by suggesting that “possible” acquisition(s) of FDIC failed banks(s) will restore the diluted value, potentially “within one year.”  We believe this is at best naïve because the dilution is so severe that the Company must earn back approximately $26 million to fully recover the TBV per share dilution ($16.20 TBV per share prior to the capital raise compared to $12.47 after, for a loss of $3.73 of TBV per share, times 6,919,000 currently outstanding shares equals $25.8 million needed to recover the dilution in TBV per share).  To generate approximately $26 million after tax, the Company must earn approximately $40 million on a pretax basis.  Simply put, we do not see any realistic way for the Company to earn that much, particularly given the relatively small bank that can be purchased with the available net proceeds from the capital raise (the available net proceeds will be approximately $10 to $12 million after the Company pays off the $6 million line of credit and holds back some cash at the holding company for dividends and expenses).  With $10 to $12 million of available capital and a 6% or greater capital requirement, the Company might be able to purchase a $150 to $200 million asset failed bank from the FDIC.  A generous 1.00% Return on Assets (ROA) on that size failed bank would generate at most $2 million of net income per year.  So how is a $150 to $200 million asset failed bank acquisition, generating at most $2 million of net income per year (combined with ongoing historical earnings and the savings on the payoff of the line of credit), going to generate enough income to offset the $26 million of actual TBV per share dilution?  Even if it does accomplish this, it would merely get the existing shareholders back to break even on a TBV per share basis!

The market figured out the cost of the dilutive capital raise to existing shareholders right away.  The $26 million needed to restore the TBV per share dilution is consistent with the change needed in the market cap to restore the decline in the stock price after the capital raise was announced and completed.  Prior to the public announcement of the capital raise, the stock was trading in the $13.00 range, compared to last Friday’s post offering close of $9.00, an approximate decline of 30%.  To restore that decline, the market cap will now have to increase $28 million (6.9 million shares times $4.00 per share).

To recover the annual earnings per share (EPS) dilution on the 2.875 million additional shares issued, the Company will have to earn approximately $4.6 million per year after tax (assumes pre-offering EPS of $1.60 times 2.875 million incremental shares).  As detailed above, how will a $150 to $200 million asset failed bank acquisition (plus the minimal after tax savings from the line of credit payoff) earn $4.6 million per annum, even if we assume a failed bank transaction can be found?

In our view, the transaction(s) and income needed to recover the TBV per share dilution ($26 million) and EPS dilution ($4.6 million per year) simply cannot be achieved in any reasonable time frame.  We do not believe that the offering was in the best interests of the Company and its shareholders or that the Board fully understood the negative impact of the offering on the Company and its shareholders, which, in our opinion, is a breach of fiduciary duty to shareholders.

The Company’s Local Retail Investors Were Hurt

The Company’s existing individual retail investors, many of whom have owned the stock for years and are customers of the Bank, were damaged as much or worse than us and the existing institutional investors.  Not only did the retail investor get diluted, but they were not even allowed to participate in the capital raise (as we were).  If the Board was willing to sell stock at 45% of tangible book value, we believe the ethical thing to do was a rights offering (with standby institutional investors) instead of a secondary offering, thereby giving all existing investors a chance to offset their dilution by participating.

Since Shareholders Have Been Diluted, it is Time for Shared Sacrifice by the Board and Management

Since the Board and management appear to have decided that the hypothetical future rewards of additional capital and potential failed bank acquisitions are worth the actual sacrifice by existing shareholders, we believe it is time for shared sacrifice by the Board and management.  As noted above, we think the capital raise was a mistake (in fact, we cannot recall another comparable discretionary capital raise that was as dilutive and ill-advised in our collective 52 years of experience).  Nonetheless, now that the Board and management have committed to this path, it is time for the Board and management to share in the collective sacrifice.  So, we request that the Board immediately reduce its fees and benefits by at least 30%, in line with the approximate decline in the stock price and the dilution incurred by existing shareholders.  If and when the dilution is recovered, the Board can consider re-instating the historical Board fee and benefits structure.  With regard to senior management’s compensation, we request that the Board reduce senior management’s total compensation and benefits by at least 30%, at least until such time as the dilution in TBV is recovered ($16.20 TBV per share).

We also request that no stock options be issued by the Company that have an exercise price below $13.00, the approximate price at which the stock traded before this ill-advised capital raise was announced.

PL Capital Regrets Previously Trusting the Company’s Management and the Board

As you know, PL Capital signed a standstill agreement with respect to the Company for the 2009 and 2010 Annual Meetings.  We signed that agreement in part due to our belief that PL Capital did not need to take an active role in the governance of the Company because the management and the Board were doing a good job and had shareholders’ best interests in mind.  Given the magnitude of the damage done by this ill-timed and ill-advised capital raise, we regret trusting the Company’s management and

Board.  It is obvious to us that the Board and management are either incapable of understanding the concept of shareholder value, or do understand, but don’t care.  Either way, we have lost confidence in management and the Board.  We also regret signing the standstill agreement and look forward to its expiration.  We also fear that the Board and management have lost credibility among other investors and shareholders.

We look forward to the Board’s response.  We are also available to meet with the Board to further explain our concerns and requests.

Sincerely,

/s/ John W. Palmer	/s/ Richard J. Lashley

John W. Palmer	Richard J. Lashley

SNL	SNL Financial

HF Financial Corp. (NASDAQ: HFFC)

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